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NOV 30 2017

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-02948~~

8-00593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Olmsted & Mulhall, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo	Michigan	49001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Swiat Jr. 269-342-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd, Ste 404	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas L. Swiat Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olmsted & Mulhall Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

A. SAMPSON
NOTARY PUBLIC, STATE OF MI
COUNTY OF KALAMAZOO
MY COMMISSION EXPIRES Jun 4, 2019
ACTING IN COUNTY OF

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLMSTED & MULHALL, INC.

STATEMENT OF FINANICAL CONDITION

INCLUDING INDEPENDENT AUDITOR'S REPORT THEREON

FOR SEPTEMBER 30, 2017

Contents

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477 FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Olmsted & Mulhall, Inc.

We have audited the accompanying statement of financial condition of Olmsted & Mulhall, Inc. as of September 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Olmsted & Mulhall, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Olmsted & Mulhall, Inc. as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.



Bradford R. Dooley & Associates

Chicago, Illinois
November 28, 2017

OLMSTED MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS

CURRENT ASSETS		
Cash	$ 521,860	
Other securities	25,014	
Accounts receivable	2,921	
Prepaid insurance	3,477	
TOTAL CURRENT ASSETS		$ 553,272
PROPERTY AND EQUIPMENT		
Land and building	$ 76,925	
Furniture	51,782	
Accumulated depreciation	(120,958)	
NET PROPERTY AND EQUIPMENT		$ 7,749
TOTAL ASSETS		$ 561,021

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 7,292	
Commissions and payroll taxes	23,619	
State income taxes payable	5,560	
Federal income taxes payable	21,740	
TOTAL CURRENT LIABILITIES		$ 58,211
STOCKHOLDER'S EQUITY		
Common stock - $10 par value		
Authorized - 5,000 shares		
Issued and outstanding - 109 shares	$ 1,090	
Paid in capital	25	
Retained earnings unappropriated	501,695	
TOTAL STOCKHOLDER'S EQUITY		$ 502,810
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 561,021

The accompanying notes are an integral part of these financial statements

OLMSTED MULHALL, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Olmsted & Mulhall, Inc., incorporated In Michigan, is an introducing investment brokerage firm which places customer security trade orders with its contracted clearing broker. The Company also sells investment company shares and deals directly with the investment companies as well as its clearing broker.

The financial statements of Olmsted & Mulhall, Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Commission income and expenses are recognized on a settlement date basis. There are no material differences between settlement date basis and trade date basis.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at the amount management expects to collect from outstanding balances.

All acquisitions of property and equipment in excess of $500 which have a useful life of one year or more are capitalized. Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to thirty-nine years.

The Company evaluates all significant tax positions under a more likely than not threshold as required by U.S. generally accepted accounting principles. As of September 30, 2017, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease in the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of September 30, 2017, the Company's federal return remains open for the last three years.

The Company expenses advertising costs as they are incurred. The Company's advertising costs for the year ended September 30, 2017 were $3,396.

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the accompanying Independent Auditor's Report, which is the date the financial statements were available to be issued.

FINANCIAL INSTRUMENTS

Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in several financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At September 30, 2017, the Company's uninsured cash balances totaled $271,836.

Fair Values of Financial Instruments

The fair value of the Company's financial instruments are as follows:

	Carying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$ 521,860	521,860	521,860
Money market funds	25,014	25,014	25,014

The following methods and assumptions were used to estimate the value of each class of financial instruments:

Cash and money market funds - The carrying amount approximates the fair value because of the short maturities of those investments.

Securities - Fair value for securities are determined by reference to quoted market prices and other relevant information generated by market transactions.

FINANCIAL INSTRUMENTS

Investments are reported on the basis of quoted market prices and consist primarily of money market funds and securities. Investments values are as follows on September 30, 2017:

	Cost Basis	Fair Value	Unrealized Appreciaiton (Depreciation)
Money market funds	$ 25,014	25,014	-
Total	$ 25,014	25,014	-

INCOME TAXES

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are recognized in the current year to the extent future deferred tax liability timing differences are expected to reverse. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

It should also be noted that the tax returns are prepared on a calendar year and audited financial statements are presented on a fiscal year ending September 30.

Federal income tax expense through September 30, 2017 consists of the following:

Federal income taxes per the 2016 tax return	$ 14,041
Provision for federal income taxes through September 30, 2016	(25,100)
Federal income tax expense for the balance of 2016	(11,059)
Federal income tax expense for 9 months ending September 30, 2017	32,300
Federal income tax expense through September 30, 2017	$ 21,241

EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE (Savings Incentive Match Plan for Employees of Small Employers) retirement plan for all employees. For each calendar year, the company will contribute a matching contribution to each eligible employee's SIMPLE IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The company's contributions for the year ended September 30, 2017 were $7,993.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017 the Company has net capital of $491,059, which was $391,059, in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was 0.12 to 1.

INDEMNIFICATIONS

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.